Vanguard Mega Cap 300 Index Fund

Supplement to the Prospectus and Summary Prospectus for Exchange-Traded Fund Shares

New Target Index
Effective immediately, Vanguard Mega Cap 300 Index Fund has begun tracking its new target index, the CRSP US Mega Cap Index, as previously approved by the Fund?s board of trustees. The board believes that the new index is well-constructed and offers comprehensive coverage of the Fund?s market segment. In addition, Vanguard?s agreement with the new index provider may result in considerable savings to shareholders over time in the form of lower expense ratios. The new index measures the same market segment as the previous index, so the investment objective and risks described in the Fund?s current prospectus will not change. The Fund?s new target index could provide different investment returns (either lower or higher) or different levels of volatility from those of the previous index.

Fund Name Change
To better coincide with its new target index, Vanguard Mega Cap 300 Index Fund has changed its name to Vanguard Mega Cap Index Fund.

Prospectus and Summary Prospectus Text Changes
All references to Vanguard Mega Cap 300 Index Fund are replaced with Vanguard Mega Cap Index Fund, and all references to Vanguard Mega Cap 300 ETF are replaced with Vanguard Mega Cap ETF.
(over, please)
The paragraph under ?Primary Investment Strategies? is replaced with the following:

The Fund employs an indexing investment approach designed to track the performance of the CRSP US Mega Cap Index. The Index is a free-floatadjusted, market-capitalization-weighted index designed to measure equity market performance of mega-capitalization stocks. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.
The paragraph under ?Annual Total Returns? is replaced with the following:
The following bar chart and table are intended to help you understand the risks of investing in the Fund. The bar chart shows how the performance of the Fund?s ETF Shares (based on NAV) has varied from one calendar year to another over the periods shown. The table shows how the average annual total returns of the ETF Shares compare with those of a relevant market index, which has investment characteristics similar to those of the Fund. Keep in mind that the Fund?s past performance (before and after taxes) does not indicate how the Fund will perform in the future. Updated performance information is available on our website at vanguard.com/performance or by calling Vanguard toll-free at 800-662-7447.

The following credit line is added:

Vanguard funds are not sponsored, endorsed, sold, or promoted by the University of Chicago or its Center for Research in Security Prices, and neither the University of Chicago nor its Center for Research in Security Prices makes any representation regarding the advisability of investing in the Funds.

Vanguard funds are not sponsored, endorsed, sold, or promoted by the University of Chicago or its Center for Research in Security Prices, and neither the University of Chicago nor its Center for Research in Security Prices makes any representation regarding the advisability of investing in the funds.
? 2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 3137 012013